January 10, 2017

Dave Allen
8025 Glenwild Drive
Park City, UT 84098

Dear Dave:

Congratulations! It is my pleasure to confirm your new role, effective January 16, 2017, as President, Outdoor Products, reporting to me. Your annual base salary as of that date will increase from $380,000 to $400,000 per year. Your paid-time off and benefits will remain the same, and your next salary review will be in March of 2018.

You will continue to participate in the Fiscal Year 2017 (FY17) annual incentive plan. However, you will change from Band 15 to Band 16 in our executive compensation structure, meaning your target annual incentive will increase from 50% to 55% of your base salary, effective January 16, 2017. At maximum company and personal achievement, you will be eligible to receive up to 200% your target annual incentive. Your FY17 annual incentive will be pro-rated based on the number of days during FY17 you were covered under each annual incentive target. Annual bonuses are not guaranteed and are subject to the terms and conditions of the Vista Outdoor Inc. Executive Officer Incentive Plan and other plan materials provided to you.

As a Band 16 executive officer, your annual long-term incentive (equity) award target will also increase from 75% to 100% of your base salary. Annual grants under our equity program for executive officers are subject to approval by the Management Development and Compensation Committee of Vista Outdoor’s Board of Directors (MDCC) and are typically made in March. The timing, form, amount and mix of your equity awards are determined by the MDCC, in its sole discretion. Your equity awards are subject to the terms and conditions of the Vista Outdoor Inc. 2014 Stock Incentive Plan, your applicable award agreement and the other materials provided to you through E*Trade, our stock plan administrator, for acceptance of your awards.

The terms of this letter do not constitute an employment agreement; your pay and benefits will follow Vista Outdoor’s compensation and benefits programs which are subject to change. All employment at Vista Outdoor is at the mutual will of Vista Outdoor and the employee and either party may terminate the employment relationship at any time and for any reason, with or without cause or notice. The at-will employment relationship cannot be altered, unless it is done so in writing and signed by me.

Dave, I am truly excited to extend this offer to you and look forward to the continued contributions you will make at Vista Outdoor. To confirm acceptance of the terms of this letter, please sign, date and return to Steve Clark, SVP, Human Resources and Corporate Services via email at Steve.Clark@VistaOutdoor.com.

Sincerely,

/s/ Mark DeYoung

Mark DeYoung
Chairman and Chief Executive Officer

Accepted:
__/s/ Dave Allen__________________ / __1/10/17______________________________
Dave Allen